UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital
Corporate Taxpayer´s Registry No. 90.400.888/0001-42
Company Registry No.35.300.332.067

Minutes of the Board of Directors Meeting held on December 30th, 2015

On December 30th, 2015, at 3 p.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to decide on the following Agenda:

I. To approve the proposal for declaration and payment of Interim Dividends and Interest on Equity, pursuant to the Company’s Executive Board proposal.

The Board was presented with the Company’s Executive Board proposal for declaration and payment, ad referendum of the Annual General Meeting to be held until April 30th, 2016, pursuant to Article 37 of the Company’s Bylaws, of the Interim Dividends, based on the balance sheet of November, 2015, in the amount of R$ 1,600,000,000.00 (one billion and six hundred million Brazilian Reais), corresponding to R$0.20274115294 per common share, R$ 0.22301526823 per preferred share, and R$ 0.42575642117 per Unit, and for declaration and payment of Interest on Equity, pursuant to Article 17, XVIII of the Bylaws, in the gross amount of R$ 1,400,000,000.00 (one billion and four hundred million Brazilian Reais), corresponding to R$ 0.17739850882 per common share, R$ 0.19513835971 per preferred share, and R$ 0.37253686853 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, becomes the net amount equivalent to R$ 0.15078873250 per common share, R$ 0.16586760575 per preferred share, and R$ 0.31665633825 per Unit, except for tax exempt shareholders.

The matter was discussed and approved by all the Directors.

It remained formalized that: (i) According to the Executive Board Proposal, the shareholders registered on the Company’s records by the end of December 30th, 2015 shall be entitled to receive the Interim Dividends and Interest on Equity hereby approved. Therefore, as of January 4th, 2016, the Company’s shares shall be traded “Ex-Dividends” and “Ex-Interest on Equity”; (ii) The amount of the Interim Dividends and Interest on Equity hereby approved shall be fully considered within the amount of the mandatory dividends to be submitted to the Annual General Meeting to be held in 2016; (iii) The Interim Dividends and Interest on Equity hereby approved shall be paid on February 25th, 2016, with no compensation of monetary restatement; (iv) The amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (v) The Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (vi) The support documents of the mentioned declaration and payment of Interim Dividends and Interests on Equity shall be filed at the Company’s headquarters.

[Free English Translation]

There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, December 30th, 2015.

Signatures: Sergio Agapito Lires Rial – Chairman; Jesús María Zabalza Lotina – Vice-Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer